

March 4, 2022

Charles R. Kraus
Senior Vice President, General Counsel and Corporate Secretary
DIRTT Environmental Solutions Ltd.
7303 30th Street SE
Calgary, Alberta
T2C 1N6

> **Re: DIRTT Environmental Solutions Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 25, 2022**
> **File No. 1-39061**

Dear Mr. Kraus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed February 25, 2022

Background to this Solicitation, page vi

1. We note that this section contains many allegations regarding 22NW's failure to comply with Canadian securities laws including, without limitation, the following disclosure:
   - "We also believe that this chronology illustrates 22NW's refusal to cooperate or engage in meaningful discussions with the Board and what appears to be breaches of Canadian securities laws."
   - "Since November 30, 2020, it appears that 22NW and 726 have been in breach of the take-over bid regime under NI 62-104 with respect to 63 instances of Common Share purchases."
   - "On November 4, 2021, Messrs. O'Meara and Krause and Ms. MacEachern had a call with Mr. Noll. On November 4, 2021 and November 5, 2021, Messrs. O'Meara and Krause and Ms. MacEachern also had calls with Messrs. English, Broderick and

Mitchell. The calls were to discuss 2021 third quarter financial results. Each of Messrs. Noll and English, Broderick and Mitchell raised similar concerns on their respective calls, surrounding (i) concern with the lack of insider/Board ownership of Common Shares, and (ii) an opinion that the Company should disclose what is in the pipeline for the Company."

- "On January 20, 2022, the Company announced that it believed it should file an application with the ASC against 22NW and 726 for breaching take-over bid and early warning reporting provisions under applicable Canadian securities laws, in order to protect minority shareholders and ensure that all shareholders are provided with full and accurate information.

Please provide support for the suggestion that 22NW has been acting in concert with 726 and 726's principal, Shaun Noll. In addition, it is our understanding that on January 20, 2022, the Company did in fact file the above referenced application with the ASC against 22NW, that a hearing before a panel of the ASC was scheduled for March 3, 2022, and that the ASC's ruling is expected to be issued today, March 4, 2022. Please revise the background section to confirm, if true, that such application was filed and that a hearing was held. Summarize the relief sought in the application and the allegations claimed. Please also supplement the disclosure to disclose the outcome of such hearing including the panel's finding with respect to the various allegations claimed in this section.

2. Disclosure on page xi indicates that "[a]lso on November 5, 2021, Mr. English participated in a telephone call with Mr. Lillibridge and Denise E. Karkkainen, the Chair of the Nominating and Governance Committee, to discuss Mr. English's desire to be appointed to the Board on an immediate basis, and his unwillingness to sign a standstill agreement." It is our understanding that Mr. English had indicated that he would be willing to become subject to standstill restrictions as part of a negotiated settlement agreement and that the proposal and term sheet delivered to the Company in early December provided that the proposed cooperation agreement would include customary standstill provisions. Please revise or advise.

3. Disclosure on pages xi and xii includes the following statements:

- "At 10:15 a.m. MST, a Board meeting was held to discuss the implications if Mr. English and 726 were not supportive of the Convertible Debenture Financing based on the 9:00 a.m. call. Ultimately, the Board approved the Convertible Debenture Financing."
- "At 2:07 p.m. MST, Mr. Broderick emailed Mr. Krause, copying Messrs. English and Mitchell, expressing 22NW's opposition for the Convertible Debenture Financing, which again had not been announced."
- "At 2:10 p.m. MST, Mr. English also contacted Mr. O'Meara separately to express 22NW's opposition to the unannounced financing."

Such disclosure suggests that 22NW was opposed to the Convertible Debenture Financing specifically. It is our understanding that 22NW had no knowledge of such deal at the time and that 22NW expressed a general opposition to any type of dilutive transaction that did not involve 22NW in the process. Please revise or advise.

Certain Effects of the 22NW Solicitation, page xv

4. Please disclose the Board's intent with respect to issuing the referenced endorsement before the date of appointment or election should a "change of control" occur at the annual and special meeting of shareholders scheduled to be held on April 26, 2022.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions